Exhibit 99.69

March 28, 2017

Lithium Americas Reports Results of Special Meeting of Shareholders and

Provides Update on Strategic Financings

Vancouver, Canada: Lithium Americas Corp. (the “Company” and “Lithium Americas”) (TSX: LAC) (OTCQX: LACDF) reports that 135,106,024 common shares, representing 42.88% of the total number of the Company’s common shares issued and outstanding were voted at its Special Meeting held on March 27, 2017 (the “Meeting”).

At the Meeting, the shareholders were asked to consider and, if deemed advisable, pass, with or without variation, an ordinary resolution (the “Resolution”) to authorize the Company to issue 50,000,000 common shares of the Company at a price of C$0.85 per common share on a private placement basis pursuant to the terms of an investment agreement with BCP Innovation Pte Ltd. (“Bangchak Petroleum”), as more particularly described in the Company’s management information circular dated February 17, 2017. The Resolution was passed by a majority of the shareholders who voted at the Meeting.

Details of the voting are as follows:

Total shares voted in favour:	131,144,477 (97.07%)
Total shares voted against:	3,961,547 (2.93%)

Lithium Americas continues to advance completion of strategic investments aggregating US$286 million by GFL International Co., Ltd. (“Ganfeng Lithium”) and Bangchak Petroleum as announced on January 17, 2017 and January 19, 2017, respectively. The Company anticipates that these transactions will close within the next month.

About Lithium Americas

Lithium Americas, together with its joint venture partner SQM, is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar S.A. In addition, Lithium Americas owns 100% of the Lithium Nevada project (formerly Kings Valley project), and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-looking statements

Statements in this release that are forward-looking information, including the closing dates for the Ganfeng Lithium and Bangchak Petroleum investment transactions, are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in the Company’s periodic filings with Canadian securities regulators. When used in this document, the words such as “intent”, “target”, “expect”, “estimated” and “scheduled” and similar expressions represent forward-looking information. Information provided in this document is necessarily summarized and may not contain all available material information.

All such forward-looking information and statements are based on certain assumptions and analyses made by Lithium Americas management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” in the Lithium Americas’ most recently filed MD&A, Annual Information Form and other continuous disclosure filings. The Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Readers are cautioned not to place undue reliance on forward-looking information or statements.